SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil – July 5, 2005

Embratel Participações S.A. (Embrapar)
BOVESPA: EBTP3, EBTP4; NYSE: EMT

The Company holds 98.8% of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

PROPOSED BY-LAW CHANGES – EXTRAORDINARY SHAREHOLDER MEETING
JULY 14, 2005
SUMMARY OF RESPONSE TO BOVESPA

Embrapar details proposed by-law changes summary to be voted in the extraordinary shareholders meeting on July 14, 2005 (6-K June 28, 2005).

Major changes:

  Chapter II- Capital – Art 5
  Language will reflect the financial amount and the number of shares in the company after the capital increase.
  Section I – Board of Directors – Art 17
  the Board of Directors will approve the budget for hiring consultants at the request of the Fiscal Council and it will choose the company’s external auditors taking into account the recommendation of the Fiscal Council.
  Section II – Directors – Art 29
  the company’s directors will hire the services at the request of the Fiscal Council according to Art 31.
  Chapter V – Fiscal Council – Art 30, 31 and 33
  In addition to its responsibilities under Brazilian law, the Fiscal Council will exercise the function of an Audit Committee:

  it will oversee the action of management and verify it is meeting legal and by-law duties opine over the company’s management report, with its opinion being presented at the shareholder meeting recommend and help the Board of Directors hiring the external auditor supervise the work of the external auditor and help solve divergences between management and the external auditor revise company policies periodically for hiring services of auditors or non-audit service performed by the independent auditors and their remuneration opine over management proposals for changes in capital, budgets, dividend distribution, investment plans, debt issuance, incorporation and M&A revise the efficiency of risk monitoring systems periodically establish procedures to receive, process and investigate accounting, internal control and auditor frauds expose to shareholders failure of the company’s administrative bodies to protect company interests call a ordinary shareholder meeting if the company’s administrative bodies delay for more than one month, and call extraordinary meetings if important matters require analyze quarterly and annual financials

To perform its functions the Fiscal Council may request the company’ s Board to hire auditors, lawyers, consultants and accountants; the fiscal council needs to meet at least 4 time per year with a minimum quorum of 2 members.

  Chapter VIII – General Matters – Art 43
  Every year management will budget expenditure for the fiscal council to hire lawyers, independent auditors, accountants and other consultants requested by the Fiscal Council.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national local service provider for corporate customers. Service offerings include: telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network has countrywide coverage with 32,466 km of fiber cables.

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Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 05, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.